1550 West McEwen Drive, Suite 500 Franklin, TN 37067 December 14, 2022

Mr. Charles Eastman and Ms. Claire Erlanger

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the year ended December 31, 2021
Form 10-Q for the quarter ended June 30, 2022
Response letter dated September 28, 2022
File No. 1-09447

Dear Mr. Eastman and Ms. Erlanger:

On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated December 1, 2022, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.

Response letter dated September 28, 2022

Form 10-Q for the Quarter Ended June 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Operational and Financial Information, page 25

1.

We note your response to our comment number 2. We continue to believe that the adjustment in your Adjusted EBITDA measure for “Adjustments to plant-level LIFO” represents a tailored accounting measure and is inconsistent with the guidance in Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this adjustment in future filings.

Response: We appreciate the time and attention the Staff has dedicated to this matter, including its dialogue with representatives of the Company on various occasions. In response to the Staff’s comment and as discussed with the Staff, beginning with the Company’s earnings release and 10-K for the year ended December 31, 2022, the Company will not include “Adjustments to plant-level LIFO” in presentations of its non-GAAP measures. When presenting such information, the Company will recast prior period non-GAAP measures to conform to current presentations of its non-GAAP measures.

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

December 14, 2022

Selected Operational and Financial information, page 33

2.

We note your response to our prior comment 1. Please expand your disclosure to provide more detail of the nature of the costs included in the “Hedged Cost of Alloyed Metal amounts.” For example, please provide a separate line for the metal cost related to all contracts that are priced at the Midwest Transaction Price separately from the costs related to contracts which have a hedged cost component, so that the straight pass-through of costs is distinguished from the hedged amounts. In addition, your VAR measure should be re-titled to more clearly indicate that the amount represents a subcomponent or breakout of your consolidated revenue amount. Please revise accordingly.

Response: We acknowledge the Staff’s comment and we will expand our disclosures in future filings to provide more detail of the nature of the costs included in the “Hedged Cost of Alloyed Metal amounts.” Below is a draft footnote to the VAR table that incorporates our 2021 annual results as an example of what we intend to include in our future filings:

Hedged Cost of Alloyed Metal was comprised of $1,552.4 million reflecting the cost of aluminum at the average Midwest Transaction Price (“MWTP”) and the cost of alloys used in the production process, as well as $41.6 million of metal price exposure on shipments that we hedged with realized gains upon settlement in the referenced period, all of which were included within both Net sales and Cost of products sold, excluding depreciation and amortization and other items in our Statements of Consolidated (Loss) Income. See Note 4 of Notes to Consolidated Financial Statements included in this Report for the total realized gain on aluminum hedges for which we hedged the metal price exposure externally.

Additionally, we will re-title VAR as “Conversion Revenue” in our future filings so that the title we use more clearly characterizes the metric as a subcomponent of revenue.

Mr. Eastman and Ms. Erlanger

Securities and Exchange Commission

December 14, 2022

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (629) 252-7023 or by email at neal.west@kaiseraluminum.com.

Very truly yours,

/s/ Neal E. West
Neal E. West

cc:	John M. Donnan, Kaiser Aluminum Corporation

Cherrie Tsai, Kaiser Aluminum Corporation